

July 11, 2013

<u>Via U.S. Mail</u>
Anton Yeranossian
Chief Executive Officer
PowerMedChairs
8221 E. Washington Street
Chagrin Falls, OH 44023

> **Re: PowerMedChairs**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-188781**

Dear Mr. Yeranossian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The adoption of healthcare reform . . ., page 13

1.   We note you have added a risk factor regarding the medical device excise tax, but it is unclear from your disclosure how the tax is expected to have an impact on your business in light of the exemption relating to wheelchairs. Please advise or revise accordingly.

Changes in government and other . . ., page 13

2.   Your disclosure on page 31 appears to indicate that your customers will be wheelchair users, whereas the first sentence in this risk factor added in response to prior comment 5 suggests that your customers will be healthcare providers. Please advise or revise.

Liquidity and Capital Resources, page 34

3.   Refer to our prior comment 18. We see from your response that you spent $10,000 on prepaid legal fees and note that the prepaid fee is listed as an asset on the books of the company. Please tell us and revise the filing to disclose more about the nature of the legal fees, including the business purpose of the expenditure. Also, tell us your consideration of the guidance at FASB ASC 720-15-25 and its impact, if any, on how you accounted for and presented the referenced prepaid legal fees.

Service Agreement, page 43

4.   We note your revisions in response to prior comment 20. Please expand to disclose the rate at which you will be compensated under the agreement and describe the discount offered to A&A. If the rate at which you will bill A&A has not been determined, revise to so state. Also, where you note the term of the agreement, explain the automatic renewal provision.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas C. Cook, Esq.